SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13G
                              (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
         RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                             (Amendment No. 3)




                       PBOC HOLDINGS, INC.
    --------------------------------------------------------
                        (Name of Issuer)


             Common Stock, par value $.01 per share
    --------------------------------------------------------
                 (Title of Class of Securities)


                            69316G108
    --------------------------------------------------------
                         (CUSIP Number)


                        October 14, 1999
    --------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     /   /     Rule 13d-1(b)
     / X /     Rule 13d-1(c)
     /   /     Rule 13d-1(d)



CUSIP No. 69316G108           13G


  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Value Partners, Ltd., 75-2291866

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  /  /
                                                            (b)  /  /

  3    SEC USE ONLY

  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas

  NUMBER OF      5    SOLE VOTING POWER            0
    SHARES
 BENEFICIALLY    6    SHARED VOTING POWER          0
   OWNED BY
     EACH        7    SOLE DISPOSITIVE POWER       0
  REPORTING
 PERSON WITH     8    SHARED DISPOSITIVE POWER     0

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       0**

 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                          /  /

 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       0%

 12    TYPE OF REPORTING PERSON*

       PN


     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **BUT SEE ITEM 4.




CUSIP No. 69316G108           13G


  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Ewing & Partners, 75-2741747

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  /  /
                                                              (b)  /  /

  3    SEC USE ONLY

  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas

 NUMBER OF      5     SOLE VOTING POWER          0
  SHARES
BENEFICIALL     6     SHARED VOTING POWER        0
     Y
 OWNED BY
   EACH         7     SOLE DISPOSITIVE POWER     0
 REPORTING
PERSON WITH     8     SHARED DISPOSITIVE POWER   0

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       0

 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                          /  /

 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       0%

 12    TYPE OF REPORTING PERSON*

       PN


     *SEE INSTRUCTIONS BEFORE FILLING OUT





CUSIP No. 69316G108           13G


  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Timothy G. Ewing

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  /   /
                                                            (b)  /   /
  3    SEC USE ONLY

  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

  NUMBER OF      5    SOLE VOTING POWER           0
   SHARES
BENEFICIALLY     6    SHARED VOTING POWER         0
  OWNED BY
    EACH         7    SOLE DISPOSITIVE POWER      0
  REPORTING
 PERSON WITH     8    SHARED DISPOSITIVE POWER    0

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       0

 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                          /   /

 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       0%

 12    TYPE OF REPORTING PERSON*

       IN


     *SEE INSTRUCTIONS BEFORE FILLING OUT




                      AMENDMENT NO. 3 TO SCHEDULE 13G

     This Amendment No. 3 to Schedule 13G (this "Amendment") is being filed on behalf of Value Partners, Ltd., a Texas limited partnership ("Value Partners"), Ewing & Partners, a Texas general partnership ("Ewing & Partners"), and Timothy G. Ewing, the managing general partner of Ewing & Partners, as an amendment to the initial statement on Schedule 13G relating to shares of common stock, par value $.01 per share (the "Common Stock"), of PBOC Holdings, Inc. as filed with the Securities and Exchange Commission on June 15, 1998, and as amended from time to time since such date to the date hereof (the "Statement").

ITEM 4    OWNERSHIP.

     (a)  Amount beneficially owned:  0
     (b)  Percent of class:   0%
     (c)  Number of shares as to which the person has:

          (i)    Sole power to vote or to direct the vote     0
          (ii)   Shared power to vote or to direct the vote:  None
          (iii)  Sole power to dispose or to direct the disposition of:  0
          (iv)   Shared power to dispose or to direct the disposition of:  None

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the
following    / X /.

EXHIBITS  EXHIBIT 1
--------  ---------

          Joint Filing Agreement dated June 12, 1998 between Value Partners, Ewing & Partners and Mr. Ewing (previously filed as
          Exhibit 1 to the initial Schedule 13G and incorporated herein by reference).

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:  January 13, 2000


                              VALUE PARTNERS, LTD.

                              By:   EWING & PARTNERS,
                                    as General Partner


                              By:   /S/ TIMOTHY G. EWING
                                    -----------------------------
                                    Timothy G. Ewing,
                                    as Managing Partner


                              EWING & PARTNERS


                              By:   /S/ TIMOTHY G. EWING
                                    -----------------------------
                                    Timothy G. Ewing,
                                    as Managing Partner


                              /S/ TIMOTHY G. EWING
                              -----------------------------
                              Timothy G. Ewing